ERNST & YOUNG

Ernst & Young LLP
700 West Georgia St.
Vancouver, BC
V7Y 1C7
Tel: +1 (604) 891-8200
Fax: +1 (604) 643-5422

April 8, 2010

British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: Norsat International Inc.
Change of Auditor Notice dated March 30, 2010

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Ernst & Young LLP

Ernst & Young LLP

cc: The Board of Directors, Norsat International Inc